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                          April 15, 2024

       Steven Tuch
       Chief Financial Officer
       vTv Therapeutics Inc.
       3980 Premier Drive, Suite 310
       High Point, NC 27265

                                                        Re: vTv Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 10,
2024
                                                            File No. 333-278612

       Dear Steven Tuch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Rosenthal, Esq.